

2/25/04



SECURITI   04002393   SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 20 03__

                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERMAN CAPITAL, LLC

OFFICIAL USE ONLY
45706
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2350 Taylor Street

(No. and Street)

San Francisco	CA		94123
(City)	(State)		(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc L. Berman   415-345-1480

                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson, Markle, Stuckey, Hardesty & Bott

             (Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Cir., #200	Larkspur CA	94939
(Address)	(City) (State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FEB 02 2004

PROCESSED

MAR 09 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Marc L. Berman _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ Berman Capital, LLC _____ , as of ___ December 31 _____ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
                 Signature

                 PRINCIPAL
                 Title

    Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berman Capital, LLC

Financial Statements

and Supplemental Information

Years ended December 31, 2003 and 2002

with

Reports of Independent Auditors

Contents



WILSON MARKLE STUCKEY HARDESTY & BOTT

Report of Independent Auditors

The Members
Berman Capital, LLC

We have audited the accompanying statement of financial condition of Berman Capital, LLC, as of December 31, 2003 and 2002, and the related statements of operations, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Berman Capital, LLC. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berman Capital, LLC as of December 31, 2003 and 2002, and the results of its operations and the changes in its members' equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 9, 2004

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Berman Capital, LLC
Statement of Financial Condition
December 31, 2003 and 2002

Assets

	2003	2002
Current assets		
Cash and cash equivalents	$ 9,528	$ 8,078
Investments, at cost		
NASD warrants (1,500)	20,100	20,100
Saronix, LLC units (40,000 preferred, 35,294 common)	-	40,000
Total assets	$ 29,628	$ 68,178

Liabilities and Members' Equity

	2003	2002
Current liabilities		
Accounts payable	$ -	$ -
Members' equity		
Capital contributions	43,600	40,100
Retained earnings	(13,972)	28,078
Total members' equity	29,628	68,178
Total liabilities and members' equity	$ 29,628	$ 68,178

See accompanying notes

Berman Capital, LLC
Statement of Operations
Years ended December 31, 2003 and 2002

	2003	2002
Revenues		
Commissions and fees	$ 97,069	$ 8,931
Interest income	-	162
Other income	165	203
Total revenues	97,234	9,296
Expenses		
Auto and travel	9,621	135
Insurance	384	518
Database	-	2,430
Dues and subscriptions	5,035	819
Entertainment and promotion	6,788	1,431
Interest and finance charges	-	31
Office supplies	876	1,302
Postage and delivery	569	914
Printing and reproduction	1,563	1,352
Professional fees	17,902	14,648
Regulatory fees	1,415	1,679
Rent	14,000	-
Secretarial expenses	-	2,646
Taxes and licenses	975	1,745
Telephone	12,281	-
Other expenses	1,200	-
Loss on disposition of investment	40,000	-
Total expenses	112,609	29,650
Net income (loss)	$ (15,375)	$ (20,354)

See accompanying notes.

Berman Capital, LLC
Statement of Members' Equity
Years ended December 31, 2003 and 2002

	Capital contributions	Retained earnings	Total members' equity
Balances, December 31, 2001	$ 40,100	$ 48,432	$ 88,532
Distributions to members	-	-	-
Net income	-	(20,354)	(20,354)
Balances, December 31, 2002	40,100	28,078	68,178
Capital contributions	3,500	-	3,500
Distributions to members	-	(26,675)	(26,675)
Net income (loss)	-	(15,375)	(15,375)
Balances, December 31, 2003	$ 43,600	$ (13,972)	$ 29,628

See accompanying notes.

Berman Capital, LLC
Statement of Cash Flows
Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income (loss)	$ (15,375)	$ (20,354)
Cash flows from financing activities		
Capital contributions	3,500	-
Member distributions	(26,675)	-
Net cash from financing activities	(23,175)	-
Cash flows from investing activities		
Decrease in investments	40,000	-
Net increase (decease) in cash and cash equivalents	1,450	(20,354)
Cash and cash equivalents, beginning of year	8,078	28,432
Cash and cash equivalents, end of year	$ 9,528	$ 8,078
Supplemental disclosure		
Cash paid during the year for interest	$ -	$ 31
Cash paid during the year for income taxes	$ 800	$ 1,700

See accompanying notes.

Note 1 - Summary of significant accounting policies

Basis of presentation
Berman Capital, LLC (the Company) is a California LLC formed in July 1998. In February 1999, the Company registered as broker-dealer with the Securities Exchange Commission and became a member of the National Association of Securities Dealers. In 2002, the Company changed its name from Berman Cohn, LLC.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand.

Income taxes
The Company has elected to be taxed as a limited liability company in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

Use of estimates
The Company prepares its financial statements in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred.

Berman Capital, LLC
Notes to Financial Statements
(continued)
December 31, 2003

Note 1 - Summary of significant accounting policies (continued)

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Investments
The Company records its investment in certain not readily marketable securities at cost. Accordingly, distributions or dividends are recorded as income on receipt. No distributions were received or recorded for the years ended December 31, 2003 or 2002.

Note 2 - Transactions with members

The Company occupies office space and receives certain other administrative services provided by its members. For the year ended December 31, 2003, the Company reimbursed its members for all significant shared costs. Certain 2002 costs were not reimbursed at December 31, 2002, and are included as 2003 expenses in the accompanying statement of operations.

The Company's members also incur, and pay currently for, expenses related to transactions in process. If the transactions close and generate revenue to the Company, certain of the expenses may be reimbursed to the members. If the transactions do not close, the expenses remain those of the members. Accordingly, such costs are recorded as paid. As of December 31, 2003, the Company had reimbursed all significant member incurred costs.

Note 3 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Berman Capital, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2003

Balance, December 31, 2002	$ -
Increases (decreases)	-
Balance, December 31, 2003	$ -

Berman Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2003

Net Capital	
Total members' equity	$ 29,628
Subordinated liabilities	-
Non-allowable assets	-
Haircut	20,100
Net capital	$ 9,528
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required	
(6-2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 4,528
Excess net capital at 1000%	
(Net capital less 10% of aggregate indebtedness)	$ 9,528

Berman Capital, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2003

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2003)

Net capital,
    as reported in Company's Part IIA (Unaudited) FOCUS Report $ 9,528

    Net capital, as reported herein $ 9,528

Aggregate indebtedness,
    as reported in Company's Part IIA (Unaudited) FOCUS Report $ -

    Aggregate indebtedness, as reported herein $ -

Berman Capital, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

Berman Capital, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.



WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Members
Berman Capital, LLC

We have audited the financial statements of Berman Capital, LLC for the year ended December 31, 2003, and have issued our report thereon dated January 9, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

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safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Berman Capital, LLC, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 9, 2004